FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, August 15, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

We hereby, comply to inform as a Relevant information Communication that today we learned that on the night of yesterday, August 14, 2018, GyM S.A. -subsidiary of Graña y Montero S.A.A.- ("GyM") and Corporación Aceros Arequipa S.A. ("Aceros Arequipa"), have signed the Civil Works Contract (the "Contract"), through which GyM will execute the civil works, foundations and earthworks, in the framework of the expansion project of the steel plant that Aceros Arequipa has in the city of Pisco, Peru.

The execution of works are expected to last 380 days, counted from the order to proceed that Aceros Arequipa will issue within a maximum period of 15 days after signing the Contract.

The amount to be paid by Aceros Arequipa will be determined in the form of unit prices and it is an approximate amount of USD 25 million, which does not include IGV (Sales Tax).

The signing of the Contract represents another step in the business strategy that Graña y Montero Group has been developing this year and reflects the confidence of our clients in the quality of our services and in the added value we can offer their projects.

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: August 15, 2018